UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION DATE
RESULTS OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – June 8, 2021 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced cash tender offers by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of PGF’s outstanding notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The following table sets forth certain information about the Offers, including the aggregate principal amount of Notes validly tendered and accepted in the Offers, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered at or prior to the Expiration Date:

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered	Principal Amount Accepted	Principal Amount Reflected in Notices of Guaranteed Delivery
6.750% Global Notes Due June 2050(3)	71647NBG3 / US71647NBG34	1	US$ 1,467,091,000	US$ 1,157.51	US$ 325,768,000	US$ 325,768,000	-
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	2	US$ 3,065,085,000	US$ 1,089.04	US$ 857,766,000	US$ 857,766,000	US$ 6,094,000
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	3	US$ 774,384,000	US$ 1,135.06	US$ 62,246,000	US$ 62,246,000	US$ 610,000
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	4	US$ 1,061,324,000	US$ 1,131.96	US$ 59,207,000	US$ 59,207,000	US$ 111,000
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	5	US$ 1,743,620,000	US$ 1,195.91	US$ 205,040,000	US$ 205,040,000	US$ 5,399,000
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	6	US$ 983,216,000	US$ 1,208.90	US$ 93,057,000	US$ 93,057,000	-
8.750% Global Notes Due May 2026	71647N AQ2 / US71647NAQ25	7	US$ 1,071,541,000	US$ 1,293.93	US$ 286,390,000	US$ 286,390,000	US$ 9,049,000
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	8	US$ 1,775,174,000	US$ 1,234.75	US$ 71,520,000	US$ 71,520,000	-
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	9	US$ 1,748,126,000	US$ 1,159.13	US$ 76,097,000	US$ 76,097,000	-
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	10	US$ 878,965,000	US$ 1,141.35	US$ 42,310,000	US$ 42,310,000	US$ 102,000
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	11	US$ 1,013,134,000	US$ 1,185.05	US$ 76,681,000	-	US$ 15,000
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	12	US$ 473,770,000	US$ 1,108.24	US$ 18,693,000	US$ 18,693,000	-
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	13	US$ 1,286,710,000	US$ 1,227.04	US$ 17,478,000	US$ 17,478,000	-

(1)	Including Notes held by Petrobras or its affiliates.

(2)	Per US$1,000 principal amount of Notes validly tendered and accepted for purchase. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase through the Settlement Date (as defined below), which will be payable in cash.

(3)	The par call date for this series of Notes is December 3, 2049, or six months prior to the scheduled maturity date.

The Offers expired at 5:00 p.m., New York City time, on June 8, 2021 (the “Expiration Date”). The settlement date with respect to the Offers is expected to occur on June 11, 2021 (the “Settlement Date”).

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated June 2, 2021 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

In order to be eligible to participate in the Offers, holders of Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Notes to PGF by 5:00 p.m., New York City time, on June 10, 2021 (the “Guaranteed Delivery Date”).

On the terms and subject to the conditions set forth in the Offer to Purchase, because the purchase of all Notes validly tendered in the Offers would cause PGF to purchase an aggregate principal amount of Notes that would result in an aggregate amount to be paid by PGF in excess of the Maximum Consideration described in the Offer to Purchase, PGF has accepted for purchase all of the Notes validly tendered, and expects to accept all of the Notes for which PGF received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date, in Acceptance Priority Levels 1 through 10, 12 and 13 (the “Covered Notes”). PGF has rejected all of the Notes, including Notes for which PGF received notices of guaranteed delivery, in Acceptance Priority Level 11 (the “Non-Covered Notes”). Non-Covered Notes will be returned or credited without expense to the holders’ accounts promptly after the Expiration Date. The principal amount of Covered Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Covered Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Offers is expected to be issued on or promptly after the Settlement Date.

The total cash payment to purchase on the Settlement Date the Covered Notes, excluding accrued and unpaid interest, will be approximately US$2,469.9 million.

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date have been satisfied.

# # #

PGF engaged BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., Santander Investment Securities Inc., and UBS Securities LLC to act as dealer managers with respect to the Offers (the “Dealer Managers”). Global Bondholder Services Corporation acted as the depositary and information agent for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities.

Any questions or requests for assistance regarding the Offers may be directed to BofA Securities, Inc. collect at +1 (646) 855-8988 or toll free at +1 (888) 292-0070, Goldman Sachs & Co. LLC collect at +1 (212) 357-1452 or toll-free (U.S. only) at +1 (800) 828-3182, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, J.P. Morgan Securities LLC collect at +1 (212) 834-3424 or toll-free (U.S. only) at +1 (866) 846-2874, MUFG Securities Americas Inc. collect at +1 (212) 405-7481 or toll-free (U.S. only) at +1 (877) 744-4532, Santander Investment Securities Inc. collect at +1 (855) 403-3636 and UBS Securities LLC collect at +1 (203) 719-4210 or toll-free (U.S. only) at +1 (888) 719-4210. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

The Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and any other documents related to the Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact

By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: June 9, 2021